UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-51217

Kmart Retirement Savings Plan for Puerto Rico Employees
(Exact name of registrant as specified in its charter)

3333 Beverly Road Hoffman Estates, Illinois 60179 (847) 286-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in above-referenced Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date:	None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Sears Holdings Puerto Rico Savings Plan, as successor to Kmart Retirement Savings Plan for Puerto Rico Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sears Holdings Puerto Rico Savings Plan
	By:	Sears Holdings Corporation Administrative Committee, Plan Administrator

Date: January 25, 2013	By:	/s/ William K. Phelan
William K. Phelan Member of Administrative Committee and Senior Vice President, Finance of Sears Holdings Corporation

*	Effective March 31, 2012, the Kmart Retirement Savings Plan for Puerto Rico Employees (the “Kmart Plan”) merged with and into the Sears Puerto Rico Savings Plan, with the Sears Puerto Rico Savings Plan as the surviving plan. The surviving plan was renamed, on the same date, the Sears Holdings Puerto Rico Savings Plan. As a result of the merger, the Kmart Plan and the interests therein ceased to exist. The Registrant is filing this Form 15 within 30 days after the beginning of the first fiscal year following the year in which the Kmart Plan ceased to exist.